UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33522

CUSIP NUMBER: 871628 10 3

(Check One) ☒ Form 10-K    ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:	June 30, 2017

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

Synthesis Energy Systems, Inc. (the “Company” ) filed a Form 12b-25 on September 29, 2017 (the “Initial Filing”) with respect to its Form 10-K for the fiscal year ended June 30, 2017 (the “Form 10-K”). The Company had originally filed the 12b-25 for an extension due to the impact of Hurricane Harvey. The Commission has now issued an order (Exchange Act Release No. 81760) as a result of which the initial due date for the Form 10-K was extended from September 28, 2017 to October 10, 2017. Although the Company is continuing to work diligently on the Form 10-K, they believe more time is needed to finalize the Form 10-K, and as a result, they are amending the Initial Filing to claim the 12b-25 extension from the extended date of October 10, 2017.

PART I - REGISTRANT INFORMATION

Synthesis Energy Systems, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable

Three Riverway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77056

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended June 30, 2017 by the prescribed due date (initially September 28, 2017, but extended to October 10, 2017 by the Commission’s Exchange Act Release No. 81760) without undue hardship and expense due to the effects of Hurricane Harvey. The Company’s offices were closed from August 28, 2017 through October 2, 2017 as a result of the storm, resulting in delay of access to relevant databases, availability of necessary personnel and other parties’ ability to timely review and finalize the Form 10-K. The Company undertakes the responsibility to file the Form 10-K by no later than fifteen days after the extended due date of October 10, 2017.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Delome Fair, Chief Executive Officer	713	579-0600
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Synthesis Energy Systems, Inc.

____________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 3, 2017	By:	/s/ Delome Fair Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.